EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

TABLE OF CONTENTS

GENERAL	2
COMPANY OVERVIEW AND STRATEGY	2
2026 HIGHLIGHTS	3
OUTLOOK	4
SELECT FINANCIAL INFORMATION	5
MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES	6
SELECT QUARTERLY FINANCIAL INFORMATION	14
RESULTS OF CONTINUING OPERATIONS	16
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	18
FINANCIAL INSTRUMENTS	19
RELATED PARTY TRANSACTIONS	21
OFF-BALANCE SHEET ARRANGEMENTS	21
FINANCIAL LIABILITIES AND COMMITMENTS	21
NON-IFRS MEASURES	21
MATERIAL ACCOUNTING POLICIES	21
SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY	22
NEW ACCOUNTING STANDARDS ISSUED	22
RISKS AND UNCERTAINTIES	22
QUALIFIED PERSONS	22
SECURITIES OUTSTANDING	22
DISCLOSURE CONTROLS AND PROCEDURES	23
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	23
LIMITATIONS OF CONTROLS AND PROCEDURES	23
FORWARD-LOOKING INFORMATION	24
CAUTIONARY NOTE TO U.S. INVESTORS	25

Page 1

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and six months ended June 30, 2026 and 2025 (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) including International Accounting Standard 34 Interim Financial Reporting.

For purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

The Financial Statements and MD&A along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2025, are available under the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov. All published information is publicly available through First Mining’s website at www.firstmininggold.com. Note that nothing mentioned is incorporated by reference unless specified otherwise.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of August 11, 2026, and all information contained in this MD&A is current as of August 11, 2026.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.

Springpole is one of the largest undeveloped gold projects in Ontario1. The Company has commenced a Feasibility Study (“FS”). On June 30, 2026, the Springpole Project received its Federal Environmental Assessment (“EA”) approval when the Federal Minister of the Environment, Climate Change and Nature announced, on behalf of Canada, that the Project may proceed. On June 22, 2026, the provincial Ministry of the Environment, Conservation and Parks released their Environmental Assessment report for public comment period until July 31, 2026. The report concluded that First Mining prepared the EA in accordance with the requirements and that the Ministry is satisfied that the Company used a clear and logical decision-making process. The provincial EA decision is made by the Minister of the Environment, Conservation and Parks and cabinet after the comment period is over.

________________________________

1 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 2

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed a Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023 and has been actively advancing exploration, environmental studies and maintenance work on the property since 2023.

The Company has a portfolio of other non-core projects related to historical transactions to further monetize and support its material projects Springpole and Duparquet as described below.

Other Non-Core Projects:

First Mining has a 20% interest in PC Gold Inc. (“PC Gold”), the entity that holds the Pickle Crow Gold Project (“Pickle Crow”) in Ontario, which is being advanced as a joint venture with Bellavista Resources Limited (“Bellavista”). Bellavista’s interest in PC Gold was formerly held by Firefly Metals Ltd. (“Firefly”). On  April 29, 2026, the Company announced that Firefly completed the sale of its 70% interest to Bellavista, and that Bellavista exercised its buy-down right at Pickle Crow to reduce the Company’s ownership in PC Gold from 30% to 20%. See Corporate Highlights below for further details.

On November 20, 2025, the Company announced it entered into an agreement to sell its wholly-owned subsidiary, Cameron Gold Operations Ltd. (“Cameron Gold”), which owns the Cameron Gold Project (“Cameron Project”) to Seva Mining Corp. (“Seva Mining”) in exchange for $5,000,000 in cash and 80,000,000 common shares of Seva Mining, representing approximately 48% ownership at closing on March 10, 2026. As a result of subsequent share issuances by Seva Mining, the Company ownership was 47.71% of Seva Mining as of June 30, 2026.

2026 HIGHLIGHTS

The following highlights the Company’s most recent developments up to the date of this MD&A.

Corporate Announcements

•

On April 29, 2026, the Company announced that pursuant to the announcement on February 3, 2026, the Company’s new joint-venture partner at First Mining’s Pickle Crow project, Bellavista, closed the acquisition of Firefly’s interest in PC Gold, the entity that holds Pickle Crow. Bellavista exercised its buy-down right at Pickle Crow and paid $3 million in cash to the Company to reduce the Company’s ownership in PC Gold from 30% to 20%.

•

On March 10, 2026, the Company announced it had closed the sale of Cameron Gold to Seva Mining. On closing of the transaction, First Mining received $5 million in cash, a future cash payment of at least $2 million, and 80,000,000 common shares of Seva Mining representing approximately 47.85% of the common shares outstanding. As of June 30, 2026, the Company owns 47.71% of Seva Mining.

•

On February 24, 2026, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada, and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.

•

On February 3, 2026, the Company announced that its joint-venture partner at First Mining’s Pickle Crow Gold Project, FireFly has agreed to sell its 70% interest in PC Gold, to Bellavista, for 60 million Bellavista shares valued at A$45 million (Australian dollars) based on the concurrent financing price to be distributed to FireFly shareholders and A$37.5 million in Bellavista performance rights.

•	As of June 30, 2026, the Company’s cash and marketable securities balance was $40.5 million. The equity interest in PC Gold and Seva Mining was $14.3 million and $23.3 million respectively.

Project Highlight Announcements

Springpole

•

On June 30, 2026, the Company announced that the Springpole Gold Project has received its Federal EA approval. The Honourable Julie Aviva Dabrusin, Federal Minister of the Environment, Climate Change and Nature, announced, on behalf of Canada, that the Company’s Springpole Project may proceed.

Page 3

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

•

Also on June 30, 2026, the Company announced that it has entered into an agreement (the “Term Sheet Agreement”) with Slate Falls Nation containing the key terms upon which the parties will negotiate a final project agreement (the “Project Agreement”) for the Springpole Gold Project.

•

On June 16, 2026, the Company announced that Cat Lake First Nation and Lac Seul First Nation completed their groundbreaking Anishnaabe Led Impact Assessment Process and authorize the Springpole Gold Project subject to 35 negotiated terms. The Company, Cat Lake First Nation and Lac Seul First Nation have finalized a Term Sheet Agreement regarding the key benefits, environmental protection measures and conditions.

•

On June 16, 2026, the Company and Cat Lake First Nation announced the finalization of a landmark agreement to mobilize development of an all-season access road to Cat Lake First Nation in northwestern Ontario. The route connecting Cat Lake First Nation to Sioux Lookout via the Vermilion River Road will utilize a mix of existing forestry roads and new construction to minimize costs while maximizing transportation and regional socio-economic benefits and reflects a commitment from the Company of up to $4 million to directly fund road permitting, right-of-way clearing, geotechnical fieldwork, and detailed engineering design to start in summer 2026.

•

On January 7, 2026, the Company announced results of the updated Socio-Economic Analysis for the Springpole Gold Project undertaken by WSP Canada Inc. which demonstrates the major benefits to the local region, Ontario and Canada. The Springpole project is anticipated to deliver 3,340 jobs in each year of construction, 5,910 jobs in each year of operations, to generate over $7 billion of tax revenue for government and contribute $15 billion to the Gross Domestic Product over the life of the project.

•

The Company has been actively advancing geotechnical, geochemical, and hydrogeological data collection around key proposed project infrastructure areas. These work programs are expected to continue through 2026, supporting ongoing technical studies and project derisking initiatives.

•

Springpole exploration programs in 2026 are focusing on continued evaluation of resource expansion and near-mine targets, contributing to ongoing refinement of the geological model and geoscientific understanding.

Duparquet

•

On May 21, 2026, the Company announced the commencement of its 2026 exploration drilling program and the signing of a new drilling partnership at its Duparquet Gold Project with Forage Anicinape, an Indigenous-led drilling company established through a partnership between Forages Rouillier and the Coopérative de solidarité de Pikogan, representing the Pikogan First Nation. The partnership reflects First Mining’s continued focus on building meaningful relationships with Indigenous communities and businesses while advancing exploration and development activities at Duparquet.

•

On May 19, 2026, the Company announced final results from the 2025 Duparquet drilling program targeting the newly discovered Minuit zone, as well as the North and South zone targets along the margins of the Beattie syenite intrusion. Collectively, the recent drilling continues to demonstrate higher grade gold mineralization across multiple targets at the Duparquet Project both along strike and at depth, supported by a geoscience-driven exploration strategy focused on delineating mineralization along the main mineral resource contact zones.

•

On March 9, 2026, the Company announced additional results from the 2025 Duparquet drilling program at the Miroir target including drill hole DUP25-081 returning 1.56 g/t Au over 33.15m, including 3.18 g/t Au over 7.60m. Drill hole DUP25-085 returned 3.74 g/t Au over 15.5m and 7.18 g/t Au over 8.0m, including 30.58 g/t Au over 1.65m. Drill hole DUP25-090 returned 4.08 g/t Au over 12.0m, including 11.20 g/t Au over 1.0m.

•

Drilling at the Miroir and Central Duparquet-Valentre-Dumico (“CVD”) target areas continues to support the interpretation of a robust mineralized system with resource expansion potential, remaining a key focus area for follow-up work in 2026.

OUTLOOK

The Company remains focused on progressing its strategic objectives towards several near-term milestones on its material projects, which include:

•

Completing the Springpole provincial EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, and working with local and Indigenous communities in anticipation of a provincial EA decision in the second half of fiscal 2026; further engineering studies including FS characterization work and permitting are planned for H2 2026.

Page 4

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

•	Advancing Project Agreements with the key First Nations groups at the Springpole project.
•

Completing geophysical, geochemical, and geotechnical field programs surrounding the Co-Disposal Facility (“CDF”), open pit, and dike locations at Springpole. These workstreams are critical to supporting the upcoming FS; the Company is transitioning to the Feasibility phase in the second half of the year while concurrently advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

•

Furthering exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring (geochemistry, air quality, surface water and groundwater quality, hydrology, aquatic and terrestrial ecosystems), continued site maintenance activities throughout 2026, and continued geological data compilation, integration, field programs and drilling to support ongoing resource expansion, project optimization and mine planning.

•

Implementing the Memorandum of Understanding for community development and collaboration on the Duparquet Gold Project with the city of Duparquet and site tours and relationship building with local rights holders and stakeholders.

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the six months ended June 30,
	2026	2025
Mineral Property Cash Expenditures (1)	$(17,921)	$(11,720)
Net Loss	(18,947)	(24,097)
Total Cash used in Operating Activities	(4,414)	(2,920)
Basic and Diluted Net Loss Per Share (in Dollars) (2)	$(0.01)	$(0.02)

Financial Position (in $000s):	June 30,	December 31,
	2026	2025
Cash and Cash Equivalents	$37,296	$43,346
Working Capital (3)	18,732	50,642
Marketable Securities	3,236	2,006
Mineral Properties	287,562	251,497
Investment in Seva Mining (Cameron Gold Project)	23,340	-
Investment in PC Gold Inc. (Pickle Crow Project)	14,297	21,524
Total Assets	371,131	348,792
Total Non-current Liabilities(4)	$124,978	$107,508

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(3)

This is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”. The working capital balance on December 31, 2025, was comprised of Cameron held for sale, which was subsequently sold in Q1 2026, reducing the balance for the period ended June 30, 2026.

(4)

Non-current Liabilities is primarily comprised of the Silver Stream derivative liability for $124.8 million and is impacted by the estimated fair value on a quarterly basis using a discounted cash flow model which incorporates a Monte Carlo simulation with key input assumptions of silver price, silver forward curve, volatility and foreign exchange. Changes in these assumptions could result in material change in the estimated fair value.

Net Loss – The net loss for the current period decreased compared to the net loss in the same period in 2025, primarily driven by a $17.6 million fair value loss on the Silver Stream derivative recognized in the current period (compared to a $20.7 million fair value loss in the comparative period), and a $1.5 million loss from equity accounted investments, offset by a $4.1 million gain on disposal related to the Cameron Gold transaction recognized in the first quarter of 2026.

Page 5

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Cash and Cash Equivalents – The decrease in cash and cash equivalents at June 30, 2026, from December 31, 2025, was driven primarily by $17.9 million of mineral property expenditures, principally at the Springpole Project, $1.4 million cash payment in connection with the renegotiation of royalty terms at the Springpole Project with a private royalty holder, and the remainder of cash used in operating activities. These uses of cash were partially offset by $9.9 million proceeds from the exercise of options and warrants, $5.0 million of cash proceeds from the Cameron Gold transaction and $3 million of cash proceeds from the PC Gold buydown by Bellavista.

Total Assets – The increase relative to the period ended December 31, 2025, was primarily driven by a $36.1 million increase in mineral property expenditures, mainly at the Springpole project ($32.7M), due to the renegotiation of royalty terms, agreement to key terms associated with the final project agreement with an indigenous group, and technical and environmental activities to advance the projects.

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “Springpole Gold Project NI 43-101 Technical Report and Pre-Feasibility Study, Ontario, Canada” dated December 19, 2025, prepared for First Mining by Ausenco Engineering Canada ULC and available under First Mining’s SEDAR+ profile at www.sedarplus.ca.:

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project (1)	102,000,000	0.94	4.90	3,100,000	16,100,000

Measured Resources
Duparquet Gold Project (2)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project (3)	191,000,000	0.78	4.60	4,800,000	28,000,000
Duparquet Gold Project (2)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project (3)	64,000,000	0.38	3.10	800,000	6,500,000
Pickle Crow Gold Project (20%) (4)	1,890,400	4.10	-	246,100	-
Duparquet Gold Project (2)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	183,600	1.43	-	8,500	-
Total Indicated Resources	260,022,700	0.98	4.60	8,232,100	28,000,000
Total Measured and Indicated Resources	260,206,300	0.98	4.60	8,240,600	28,000,000
Total Inferred Resources	116,712,400	1.01	3.10	3,686,600	6,500,000

The Mineral Reserves and Resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of November 13, 2025, and is based on the Mineral Resource Estimate that has an effective date of September 30, 2025. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$1,260/oz Au and US$14.40 pit shell with a US$2,100/oz Au and US$24/oz Ag price for revenue. The cut-off grade was 0.27 g/t gold (“Au”) for all pit phases. Preliminary mining cost assumptions were C$2.60/tonne mined of waste, C$2.30/tonne mined of ore, and C$2.00/tonne mined of overburden. Preliminary processing cost assumptions were $14.50/t processed, and the G&A cost assumption was $0.90/t processed. Preliminary process recovery assumptions for gold were 87.2% and the silver recovery was 85.5%. The exchange rate assumption applied was $1.35 equal to US$1.00.

(2)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

Page 6

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

(3)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.20 g/t Au. Cut-off grades are based on a price of US$2,450/oz Au and $27.50/oz (“Ag”), and processing recovery of 87.2% Au and 85.5% Ag. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(4)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stopping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 20% of the Pickle Crow Gold Project, and 80% is owned by Bellavista Resources Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

Mineral Property Portfolio Review

The following section discusses the Company’s priority and other significant projects for assets located in Canada. As at June 30, 2026, and December 31, 2025, the Company capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

(in $000s):	Springpole	Birch-Uchi	Duparquet	Cameron	Total
Balance, December 31, 2025	$172,038	$11,447	$68,012	$-	$251,497
2026 acquisition and capitalized net expenditures	32,652	49	4,243	9	36,953
Asset sold	-	-	-	(27,025)	(27,025)
Assets held for sale	-	-	-	27,016	27,016
Environmental Remediation	-	-	(879)	-	(879)
Balance, June 30, 2026	$204,690	$11,496	$71,376	$-	$287,562

MATERIAL CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

With approximately 4.8 million ounces of gold and 28 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario2. As defined in the 2025 updated PFS, the Springpole Gold Project covers an area of 41,952 hectares in northwestern Ontario, and consists of 30 patented mining claims, 280 mining claims and 13 mining leases. Including additional mining claims acquired by First Mining in the Birch-Uchi region since 2021, the total mineral tenure area held by First Mining is approximately 60,000 hectares.

The Springpole Gold Project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, a forestry access road within 18 km of the camp, and nearby power lines within 40 km.

During the six months ended June 30, 2026, the most significant expenditures at the Springpole Gold Project were:

•	$12,560,000	Related to an amendment to, and milestone payments on a royalty agreement with a private party;
•	$7,335,000	Indigenous consultations, related reimbursements and project negotiations;
•	$5,919,000

FS support including $2.9 million for geotechnical and hydrogeological drilling, $1.4 million for engineering work on the CDF, pit slope design and site investigation, and $1.6 million in additional FS support costs;

•	$2,218,000	Environmental data collection and assessment activities, assaying, field and technical work primarily related to the submission of the final EA at the end of 2024 (details below under EIS/EA section);
•	$2,110,000	Travel and other indirect expenditures including Forest Helicopter support;
•	$1,801,000	Support costs, wages and salaries; and
•	$709,000	Land tenure, advance royalty payments.
	$32,652,000

___________________________

2 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

2025 PFS Update for Springpole

On November 18, 2025, the Company announced the positive results of an updated Pre-Feasibility Study (“2025 PFS”) completed for its 100%-owned Springpole Gold Project. The 2025 PFS results support a 30,000 tonnes-per-day (“tpd”) open pit mining operation.

PFS Update Highlights

•	US$3.2 billion pre-tax net present value at a 5% discount rate (“NPV5%”) at US$3,100/oz gold (“Au”), increasing to US$5.6 billion at US$4,200/oz Au.
•	US$2.1 billion after-tax NPV5% at US$3,100/oz Au, increasing to US$3.8 billion at US$4,200/oz Au.
•	54% pre-tax internal rate of return (“IRR”) at US$3,100/oz increasing to 82% at $4,200/oz Au.
•	41% after-tax IRR at US$3,100/oz Au increasing to 63% at US$4,200/oz Au.
•	Life of mine (“LOM”) of 9.4 years.
•	After-tax payback of 1.8 years and reducing to 1.2 years at US$4,200/oz Au.
•	Initial capital costs estimated at US$1,104 million, sustaining capital costs estimated at US$323 million, plus US$40 million in closure costs (excluding plant closure).
•	Average annual payable gold production of 330 koz per year (Years 1 to 5); 281 koz per year LOM.
•	Total net cash costs of US$742/oz (Years 1 to 5); and US$802/oz LOM.
•	Net All-In Sustaining Costs (“AISC”) of US$877/oz (Years 1 to 5), and AISC US$938/oz (LOM).

Springpole Exploration

The Springpole exploration programs for 2026 will continue to build on advancements achieved over the past two years of exploration. The successful 2024 Phase 1 drilling at the East Extension target significantly enhanced geological understanding of the Springpole deposit and returned significant widths of continuous mineralization including 0.75 g/t Au and 3.30 g/t Ag over 134.2m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4m (drill hole SP24-011). The focus for 2026 is on further refining and advancing 3D geological models, supported by additional field programs and drill testing of targets within the Springpole East and Southeast extensions, both located within the current project footprint.

Technical Programs

First Mining has been engaged in several significant technical programs to further optimize the construction readiness plan for Springpole. These programs include FS-level metallurgical test work, geotechnical and site investigation work to support FS-level pit slope, dike and CDF design, and optimizations to the PFS mine plan.

Site investigation activities, initiated in fall 2025 and completed in April 2026, included the drilling of 58 holes totaling 2,946 m to support the ongoing geotechnical, hydrogeological and geochemical characterization work in and around the open pit, CDF and dyke areas. In addition, geophysical work, including 7,600 metres of combined ground seismic and resistivity surveys, as well as downhole geophysical surveys on selected drill holes, was completed in support of the geotechnical programs. Remaining geophysical survey work from this program is planned for Q3 2026 within the Springpole Lake area. The First Mining technical team has also engaged WSP Canada to perform a gap analysis and advance engineering design work and has engaged TBT Engineering to advance the design for the mine access road.

Environmental Impact Statement/Environmental Assessment (EIS/EA)

On June 30, 2026, the Springpole Project received its Federal EA approval. The Federal Minister of the Environment, Climate Change and Nature, announced, on behalf of Canada, that the Project may proceed. On June 22, 2026, the provincial Ministry of the Environment, Conservation and Parks released their EA report for public comment period until July 31, 2026. The report concluded that First Mining prepared the EA in accordance with the requirements and that the Ministry is satisfied that the Company used a clear and logical decision-making process. The provincial EA decision is made by the Minister of the Environment, Conservation and Parks and cabinet after the comment period is over and once comments have been addressed.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Cat Lake First Nation, Lac Seul First Nation and Slate Falls Nation

On June 16, 2026, following the completion of the Anishnaabe Led Impact Assessment (“ALIA”) Process for the Springpole Project undertaken by Cat Lake First Nation (“CLFN”) and Lac Seul First Nation (“LSFN”), First Mining was informed by Chiefs and Councils of Cat Lake and Lac Seul that the Nations authorized the Springpole Project subject to important terms that have been captured in an agreement (the “CLFN LSFN Term Sheet Agreement”) between First Mining, CLFN and LSFN. Informed by the ALIA, there are 35 negotiated terms secured in the CLFN LSFN Term Sheet Agreement. The Term Sheet Agreement forms the basis of the Project Agreement being advanced with CLFN and LSFN in Q3 2026 and is subject to final approval by CLFN and LSFN Chief and Council and to approval by the Board of Directors of First Mining.

On June 30, 2026, the Company announced that it had entered into an agreement (the “SFN Term Sheet Agreement”) with Slate Falls Nation (“SFN”) containing the key terms upon which the parties will diligently negotiate a final project agreement (the “Project Agreement”) for the Springpole Gold Project. The SFN Term Sheet Agreement has been endorsed by Slate Falls Chief and Council and forms the bases of the Project Agreement being advanced with SFN in Q3 2026 and is subject to final approval by SFN Chief and Council and to approval by the Board of Directors of First Mining.

Key Catalysts for Springpole Project Development in 2026

First Mining continued with several important project advancements throughout 2026, including:

•	ongoing engagement and advancement of the provincial EA process, Indigenous consultation and Indigenous Agreements; and

•	advancing geotechnical work plans to support FS level designs of mine infrastructure.

To support project de-risking, the Company requested consultant proposals for a feasibility work plan for the CDF, dikes, and site infrastructure. Furthermore, detailed design engineering was launched for critical logistics infrastructure, specifically the transmission line and the mine access road.

Future Work Plans

Following the Federal EA approval for the Project announced on June 30, 2026, the Company continues its work with local and Indigenous communities in anticipation of a provincial EA decision in the second half of fiscal 2026. Post-EA approval site characterization work for the FS and permitting are planned during 2026. We will continue completion of geophysical, geochemical, and geotechnical field programs associated with the CDF, open pit, and dike locations for the Project. These workstreams are critical to supporting the upcoming FS completion. Additionally, we are currently finalizing the Statement of Work (“SOW”) for all remaining scopes to transition into the detailed permitting phase in the second half of 2026. We will also be advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.

Silver Stream Transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining closed a Silver Purchase Agreement with First Majestic Silver Corp (“First Majestic”) pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (“Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (“Silver Stream”), which has an initial term of 40 years from closing and is automatically extended by successive 10-year periods as long as the Springpole Gold Project life of mine continues. In addition, upon closing the transaction on July 2, 2020, First Mining issued to First Majestic 30 million common share purchase warrants (subsequently adjusted to 32,050,228) (“First Mining Warrants”) to purchase one First Mining share at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37). The first two tranches totaling $17.5 million were paid to First Mining prior to 2025. The final tranche (“Tranche 3”) of US$5 million, was received in cash on March 28, 2025.

Page 9

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

On March 14, 2025, the Company and First Majestic agreed to amend the terms of Tranche 3. As part of the amendment, the Company extended the expiry dates of the First Mining Warrants to March 31, 2028, and revised the exercise price to $0.20. Pursuant to the terms of the amended warrants, the Company received the right to accelerate the expiry date of the warrants to a date that is 30 days following the dissemination of a news release announcing the acceleration, if the closing price of the Company’s common shares on the TSX equaled or exceeded $0.30 for 45 consecutive trading days. All other terms of the warrants remain unchanged. On December 16, 2025, the Company announced that it had received total proceeds of $6,410,045 from the exercise by First Majestic of 32,050,228 warrants.

Upon receipt of its share of Springpole’s silver production, First Majestic would be required to make cash payments to First Mining for each ounce of silver under the Silver Purchase Agreement, equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (“Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (“Price Cap”). The Price Cap is subject to an annual inflation escalation of 2% commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining have been used to continue to advance the Springpole Gold Project through the FS process.

Birch-Uchi Gold Project, Ontario (Regional Exploration Acquisitions)

With its Birch-Uchi Gold Project, and to advance region scale exploration opportunities, First Mining has consolidated approximately 75,000 hectare mineral tenure through acquisitions and option agreements surrounding its Springpole Project. The Birch-Uchi Greenstone Belt represents an encouraging opportunity for discovery. Prospective targets in this mineral tenure include: the past-producing high-grade Sol d’Or mine, the Swain property, the Vixen North property - located nearby the past-producing Argosy mine which produced approximately 100,000 oz. at 11.4 g/t Au, and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

On June 14, 2024, and August 5, 2025, pursuant to non-brokered private placements, the Company raised gross proceeds of $6.95 million and $7.34 million, respectively. Cumulative to December 31, 2025, $5.5 million of these proceeds were designated towards continued exploration of the Birch-Uchi Gold Project. As of June 30, 2026, the Company had $2.1 million in unspent expenditure commitment remaining that have been designated to this project.

Future Work Plans

Building on completed field programs, the First Mining exploration team is actively integrating and interpreting datasets to support regional consolidation, analysis, and target refinement over its Birch-Uchi mineral tenure, within a growing exploration pipeline. The 2026 programs will focus on advancing priority targets through systematic evaluation, including progression of select drill-ready targets, further refinement of select targets across key prospective areas and furthering additional dataset coverage to support the refinement, development and advancement to drill readiness. This work will continue throughout 2026, supported by field work programs on select priority targets.

Duparquet Gold Project, Quebec

The Duparquet mineral tenure, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties which include Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne, as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved provincial highways from Rouyn-Noranda to the south and La Sarre to the north – both mining communities that can immediately provide mining services and skilled labour to explore and develop a mine when necessary. The Duparquet project site is proximal to Quebec’s hydroelectric power grid. The Duparquet land package comprises 199 map-designated claims totaling 5,804 hectares. The tenure spans across 19 km strike length of favourable gold hosting stratigraphy along the Destor-Porcupine Fault Zone.

On June 14, 2024, and August 5, 2025, pursuant to non-brokered private placements, the Company raised gross proceeds of $6.95 million and $7.34 million, respectively. Cumulative to December 31, 2025, $6.05 million of these proceeds were designated towards the continued development of the Duparquet Gold Project. As of June 30, 2026, the Company had $1.6 million of unspent flow-through designated expenditures remaining related to this project. First Mining has been actively advancing exploration at the Duparquet Gold Project since 2023, and has completed 35,960m of drilling in 91 holes in its 2023, 2024 and 2025 drilling programs.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

During the six months ended June 30, 2026, the most significant expenditures at the Duparquet Gold Project were:

•	$2,679,000	environmental, assaying, and field supplies including $879K for the historical mine residues relocation project;
•	$759,000	salary and share based payments;
•	$679,000	exploration and technical related activities;
•	$56,000	land and property related taxes; and
•	$70,000	travel, fuel and other expenditures.
	$4,243,000

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. An NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life. The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section). For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca.

2023 PEA Highlights

•	$1.07 billion pre-tax NPV5% and $588 million after-tax NPV5% at US$1,800/oz gold (“Au”);
•	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au;
•	Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz;
•	Total LOM recovered gold of 2.6 Moz over an 11-year mine life;
•	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years;
•	Initial capital costs estimated at $706 million; sustaining and underground development capital costs estimated at $738 million; and
•	Average annual LOM Total Cash Cost of US$751/oz (1); average annual LOM AISC of US$976/oz. (2)

(1)	Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.
(2)	AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Mineral Resource Estimate

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne in August 2023, the consolidated Duparquet Project contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (see Table 1).

Table 1: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	16,189,000	2.60	1,354,100
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Exploration Program

During 2025, First Mining completed approximately 16,500m of exploration drilling along with regional field programs at the Duparquet Gold Project, focused on advancing priority targets with strong resource growth potential and further defining the broader regional gold endowment in support of future development optionality. This program represented the largest exploration drill campaign undertaken by the Company since acquiring full ownership of the Project in 2022.

The 2025 drilling focused on expanding known mineralized zones and testing new areas of interest. At the Miroir discovery zone, near-surface drilling extended the mineralized structure to approximately 100m along strike and 100m depth, where it remains open. Key results include drill hole DUP25-064 returning 3.23 g/t Au over 25.9m (including 11.20 g/t Au over 2.0m) and DUP25-077 returning 3.20 g/t Au over 15.75m (including 5.21 g/t Au over 8.65m), confirming continuity of multiple high-grade gold zones.

At the Valentre target, located approximately 225m south of Miroir, drilling confirmed high-grade mineralization at depth and system continuity, highlighted by drill hole DUP25-054 returning 3.96 g/t Au over 9.3m (including 5.71 g/t Au over 5.8m) and DUP25-057 returning 2.80 g/t Au over 3.25m (including 4.93 g/t Au over 1.75m).

A new discovery, the Minuit zone, was identified north of the historical Donchester Mine, where drill hole DUP25-059 returned 2.25 g/t Au over 12.8m (including 4.08 g/t Au over 4.0m), demonstrating the potential for additional mineralized zones within underexplored areas of the system.

At the Aiguille zone, drilling continued to extend mineralization along strike to approximately 100m, with drill hole DUP25-058 returning 1.43 g/t Au over 24.1m (including 4.56 g/t Au over 4.0m), confirming continuity of mineralization and the target remaining open.

Drilling at the Central Duparquet–Valentre (CVD) target area further supported expansion of the mineralized footprint and demonstrated continuity along strike and at depth.

First Mining’s initial 2026 drill campaign at Duparquet commenced in Q2 2026 utilizing two diamond drill rigs and is expected to total approximately 12,000 m. Drilling will focus on increasing resource confidence, advancing exploration of resource growth opportunities, and supporting future economic and technical studies through geotechnical, metallurgical, hydrogeological and other technical drilling programs. The campaign builds on the last three years of successful exploration and project advancement work the Company has completed at Duparquet.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to map out the regulatory approval path for the Duparquet project. In parallel, the Company initiated a targeted site remediation scope of work to manage brownfield legacy infrastructure as part of the redevelopment planning of the property. The scope of work addresses the February 15, 2023, Notice of Non-Compliance from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding the historical storage of 3,500 tons of historical mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this material and on June 11, 2025, the Company received the required authorizations from the government of Quebec to carry out the construction work required to establish a newly engineered storage pad for the material. Construction of the storage pad was completed in November 2025 for a total cost of $2.4 million. Phase 2 of the project, which includes material transfer and storage, commenced on June 1, 2026, and is expected to be completed in the second half of 2026. Delivery of specialized storage containers is ongoing and work has started on transferring the material into secure storage. As of June 30, 2026, approximately 33% of the work has been completed.

First Mining has initiated a substantial environmental baseline program at the Duparquet site including air quality, surface water and groundwater quality, hydrology, aquatics, terrestrial, hydrogeology and geochemistry. The program started in early 2026 and will continue throughout the year, with data collected by qualified consultants to support future environmental regulatory processes.

Future Work Plans

The 2026 exploration outlook at the Duparquet Project will focus on building on the successful results from the 2025 exploration drilling through a balanced approach of exploration and definition drilling. The Company will aim to continue advancing key resource expansion targets by increasing geological confidence and identifying additional near-resource expansion opportunities to support potential resource growth and project advancement. The near-term workflows will include the integration and interpretation of the 2025 drilling results into the 3D geological model, supporting the refinement of existing targets and generation of new follow-up exploration targets for drilling. In parallel, the Company is planning a definition drill program to support increased confidence in select mineralized zones, alongside continued exploration drilling aimed at testing adjacent and underexplored areas.

Ongoing engineering activities will focus on technical studies, including metallurgical review, site infrastructure assessment, and advancing the understanding of opportunities and risks identified in the Preliminary Economic Assessment (PEA) to optimize project outcomes.

Environmental work programs will include the Phase 2 component of the bunker remediation program which is expected to be completed in the second half of 2026.

OTHER NON-CORE PROJECTS

Cameron Gold Project, Ontario

On March 10, 2026, the Company completed the sale of its previously owned subsidiary, Cameron Gold Operations, which owns the Cameron Gold Project, to Seva Mining Corp. under an amalgamation agreement pursuant to which the Company received (i) $5.0 million in cash; (ii) 80.0 million common shares of Seva; and (iii) a future cash payment of at least $2.0 million to be received upon the processing of a stockpile at Cameron pursuant to a stockpile agreement. The transaction was previously announced as having total consideration of approximately $27.0 million; however, the fair value of Seva shares at closing was determined based on 80.0 million shares at $0.31 per share, using the 10-day volume-weighted average price from the start of the first trading day on March 18 to March 31, 2026, adjusted for a discount for lack of marketability to reflect applicable transfer restrictions. Upon closing of the transaction, First Mining held 47.85% of Seva common shares (on an undiluted basis) and nominated two individuals to its Board of Directors. The Company has concluded it has significant influence over Seva and accounts for its investment using the equity method from the acquisition date. As of June 30, 2026, the Company owns 47.71% of Seva Mining.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Pickle Crow Gold Project, Ontario (20% Project Interest)

On April 29, 2026, the Company announced that pursuant to the announcement on February 3, 2026, the Company’s new joint-venture partner at First Mining’s Pickle Crow project, Bellavista, has closed the acquisition of Firefly’s interest in PC Gold. Bellavista exercised its buy-down right at the Project and paid $3 million in cash to the Company to reduce the Company’s ownership in PC Gold from 30% to 20%. The Company’s interest in PC Gold is freely carried to a decision to mine at Pickle Crow.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz Au. The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR+ profile at www.sedarplus.ca.

SELECT QUARTERLY FINANCIAL INFORMATION

(in $000s Except for per Share Amounts):	2026-Q2	2026-Q1	2025-Q4	2025-Q3	2025-Q2	2025-Q1	2024-Q4	2024-Q3
Net Loss	$(7,927)	$(11,020)	$(31,563)	$(22,259)	$(5,010)	$(19,087)	$19,139	$(5,589)
Impairment of non-current assets	-	-	(6,426)	-	-	-	-	-
Total cash provided by (used in) operating activities	(1,606)	(2,808)	(3,165)	(1,308)	(1,103)	(1,817)	(1,289)	(218)
Basic and Diluted Net Income (Loss) Per Share (in dollars)	(0.01)	(0.01)	(0.02)	(0.02)	-	(0.02)	0.02	(0.01)
	2026-Q2	2026-Q1	2025-Q3	2025-Q2	2025-Q1	2024-Q4	2024-Q3	2024-Q2
Cash and Cash Equivalents	37,296	41,856	43,346	35,720	5,190	10,102	11,351	11,038
Marketable securities	3,236	2,952	2,006	1,916	587	1,630	2,388	2,785
Working Capital (Deficit)	18,732	24,977	50,642	27,446	(330)	3,499	744	3,388
Mineral Properties	287,562	265,991	251,497	271,822	265,532	259,219	256,059	246,804
Investment in Seva Mining	23,340	-	-	-	-	-	-	-
Investment in PC Gold Inc.	14,297	21,523	21,524	21,524	21,524	21,525	21,527	21,527
Total Assets	371,131	362,358	348,792	334,018	295,804	295,446	294,852	285,294
Total Non-Current Liabilities	124,978	120,358	107,508	86,323	62,594	59,113	36,095	56,045

These are non-IFRS measures with no standardized meaning under IFRS Accounting Standards. Refer to the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.

Key trends in the quarterly results are as follows:

Net loss – The net loss for the current period increased compared to the net loss in the same period in 2025, primarily due to an additional fair value loss of $1.2 million attributed to Silver Stream and a loss of $1.5 million associated with the equity pickup loss on the Seva Mining investment.

Cash and cash equivalents – The decrease in cash and cash equivalents at June 30, 2026, from December 31, 2025, was driven primarily by $17.9 million of mineral property expenditures, principally at the Springpole Project, a $1.4 million cash payment in connection with the renegotiation of royalty terms at the Springpole Project with a private royalty holder, and the remainder of cash used in operating activities. These uses of cash were partially offset by $9.9 million from the exercise of options and warrants, $5.0 million of cash proceeds from the Cameron Gold transaction and $3 million of cash proceeds from the PC Gold equity buy-down by Bellavista.

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Total assets – The increase during the quarter was primarily driven by a $36.1 million increase in mineral property expenditures, mainly at the Springpole project ($32.7 million), due to the renegotiation of royalty terms, agreement to key terms associated with the final project agreement with an indigenous group, and the advancement of activities at the development projects.

Total non-current liabilities – Changes are primarily due to period-end fair value movements in Silver Stream derivative liability and $4.7 million reduction in PC Gold  option liability following Bellavista’s exercise of its buy-down right, which increased its ownership from 70% to 80%.

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS Accounting Standards. The data was extracted from the financial statements.

Second Quarter 2026 compared to Second Quarter 2025

For the three months ended June 30, 2026, net loss increased by $2.9 million compared to the prior year comparable period. The most significant components of this overall change are explained by the following:

Income Statement Category	Three months ended June 30
(in $000s)	2026	2025	Variance	Explanation
Loss from operational activities
General and administration	$ (1,427)	$ (1,220)	$ (207)	Primarily due to an increase in the payroll tax provision recorded in the current period.
Exploration and evaluation	(249)	(225)	(24)	Immaterial.
Investor relations and marketing communications	(734)	(507)	(227)	Higher costs for payroll allocations ($67K), Marketing & Conferences ($41K), filing fees ($29K) and travel & admin ($25K).
Corporate development and due diligence	(246)	(174)	(72)	Primarily due to $36K consultant fees related to Base Shelf and $25K higher travel costs.
Loss from operational activities	(2,656)	(2,126)	(530)
Other items
Gain on partial disposal of PC Gold	517	-	517	Gain on partial disposal of PC Gold interest.
Interest and other income	266	64	202	Higher interest income due to strong cash balance compared to 2025.
Marketable Securities fair value gain	-	252	(252)	Gain on disposal of marketable securities in prior period.
Foreign exchange gain/(loss)	156	(205)	361	Favorable movement in the USD/CAD rates.
Other income/(expenses)	408	(23)	431	Reclassification of transaction costs related to the disposal of Cameron Gold.
Fair value loss on Silver Stream liability	(4,692)	(3,499)	(1,193)

28% decrease in market volatility, 22% decrease in spot price of silver and 0.07% decrease in weighted avg. forward curve in 2026 vs decrease of 15% in market volatility, increase of 6% and 2% in spot price and weighted avg. forward curve respectively in 2025.

Fair value gain on financial investment of Stockpile	18	-	18	Fair value adjustment on stockpile deferred consideration.
Loss on disposal of subsidiary	(477)	-	(477)	Costs related to the Cameron transaction.
Current income tax expense	(369)	-	(369)	Income tax payment related to a subsidiary recorded during the period.
Deferred income tax recovery	369	528	(159)	Due to amortization of flow through share liability driven by incurring eligible expenditures.
Loss of equity accounted investments	(1,467)	(1)	(1,466)	Equity loss pickup related to Seva Mining investment.
Net loss for the period	(7,927)	(5,010)	(2,917)
Other comprehensive loss
Investments fair value gain	430	8	422	Primarily due to mark to market gain in Big Ridge ($350K) in 2026 vs mark to market gain in Patriot Lithium in 2025.
Net loss and comprehensive loss	$ (7,497)	$ (5,002)	$ (2,495)

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Six Months ended June 30, 2026 compared to Six Months ended June 30, 2025

For the six months ended June 30, 2026, net loss decreased by $5.2 million compared to the prior year comparable period. The most significant components of this overall change are explained by the following:

Income Statement Category	Six months ended June 30
(in $000s)	2026	2025	Variance	Explanation
Loss from operational activities
General and administration	$ (3,084)	$ (2,348)	$ (736)	Higher payroll ($500k) costs, payroll tax provision ($220K) and filing fees for TSX ($68K), SEC($69K).
Exploration and evaluation	(501)	(435)	(66)	Primarily higher payroll allocations ($20K) and consulting ($11K) & legal fees ($13K).
Investor relations and marketing communications	(1,222)	(929)	(293)	Higher expense on marketing & conference ($79K), payroll tax provision ($66K), travel costs ($35K) and consultants ($23K).
Corporate development and due diligence	(518)	(410)	(108)	Higher consulting fees related to base shelf filing ($36K) and financial advisory services ($50K) and higher travel costs ($21K).
Loss from operational activities	(5,325)	(4,122)	(1,203)
Other items
Gain on partial disposal of PC Gold	517	-	517	Gain on disposal of PC Gold interest.
Interest and other income	548	94	454	Higher interest income due to strong cash balance compared to 2025.
Marketable securities fair value gain	-	285	(285)	Gain on disposal of marketable securities in prior period.
Foreign exchange gain/(loss)	295	(199)	494	Favorable movement in the USD/CAD rates.
Other expenses	(76)	(48)	(28)	Immaterial.
Fair value loss on Silver Stream liability	(17,563)	(20,745)	3,182	Driven by 60% increase in market volatility, 62% increase in spot price of silver and 83% increase in weighted avg. forward curve in 2026 compared to 2025.
Fair value gain on financial investment of Stockpile	18	-	18	Fair value adjustment on stockpile deferred consideration.
Gain on disposal of subsidiary	4,087	-	4,087	Gain on disposal of Cameron Gold.
Current income tax expense	(369)	-	(369)	Income tax payment related to subsidiary recorded during the period.
Deferred income tax recovery	453	641	(188)	Due to amortization of flow through share liability driven by incurring eligible expenditures.
Equity loss of equity accounted investments	(1,529)	(3)	(1,526)	Equity loss pickup related to Seva Mining investment.
Net loss for the period	(18,947)	(24,097)	5,150
Other comprehensive loss
Investments fair value gain/ (loss)	1,376	(60)	1,436	Primarily due to mark to market gain in Big Ridge ($1.3M) in 2026 vs mark to market loss in NexGold ($71K) in 2025.
Net loss and comprehensive loss	$ (17,571)	$ (24,157)	$ 6,586

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Six months ended June 30,
	2026	2025
Cash provided by (used in)
Operating activities	$(4,414)	$(2,920)
Investing activities	(11,690)	(10,130)
Financing activities	9,761	7,133
Foreign exchange effect on cash	293	(244)
Change in cash and cash equivalents	(6,050)	(6,161)
Working capital (1)	18,732	(330)
Cash and cash equivalents, beginning	43,346	11,351
Cash and cash equivalents, ending	$37,296	$5,190

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital” and “Trends in Liquidity, Working Capital, and Capital Resources".

Key reasons for variances over the prior year comparable period include:

•

Cash used in operating activities was $1.5 million higher than the prior year, primarily due to a $0.4 million decrease in accounts payable and accrued liabilities, reflecting the timing of payments and the settlement of year-end accruals during the current period, a $0.2 million increase in prepaid expenditures and a $0.6 million increase in receivables.

•

Cash used in investing activities was $1.6 million higher compared to the prior year due to a $6.2 million increased spend on mineral properties and $1.7 million in acquisition costs related to the amended royalty agreement and property purchase with private holders, offset by $5 million received from Seva Mining for the sale of Cameron and $3 million received from Bellavista for the PC Gold buydown.

•

Cash flows related to financing activities were $2.6 million higher in 2026 compared to the prior year with $9.9 million received from warrant and option exercises in 2026 versus $7.2 million received from First Majestic for the third tranche payment related to silver stream.

•

Working capital is higher at the end of the current period primarily due to high cash balances driven by financing receipts from Q3 2025 and the $5 million received from the Cameron Gold transaction in Q1 2026 and $3 million received from the Bellavista buydown for PC Gold.

Trends in Liquidity, Working Capital, and Capital Resources

The Company’s financial statements were prepared on a going concern basis, which assumes that the Company will continue its operations for at least twelve months from the current reporting period and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of June 30, 2026, the Company had cash and cash equivalents of $37,296,000 (December 31, 2025 - $43,346,000), working capital of $18,732,000 (December 31, 2025 - $50,642,000) which is calculated as current assets less current liabilities, and an accumulated deficit of $277,624,000 (December 31, 2025 - $258,814,000). As at June 30, 2026, the Company had unspent flow-through expenditure of $3,636,000 (June 30, 2025 - $1,300,000) all of which is required to be spent by December 31, 2026.

During the six months ended June 30, 2026, the Company incurred a net loss of $18,947,000 (June 30, 2025 - $24,097,000) and used $4,414,000 of cash in operating activities (June 30, 2025 - $2,920,000 used in operating activities). The net loss for the Company is primarily driven by the fair value loss on the Silver Stream liability for $17,563,000 due to the increases in market volatility, forward curve and silver spot price. The Company’s operations to date have been financed by the issuance of common shares, sale of investments, assets, and royalties and the exercise of stock options and warrants. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its investments as necessary. On July 22, 2025, the Company closed a public offering for gross proceeds of $12,001,000. In addition, on August 5, 2025, the Company closed a private placement totaling approximately $24,437,000, which included flow-through unit proceeds of $7,334,000, to further support its capital requirements.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

Reconciliation of the Use of Proceeds

The analysis below relates to the two financings completed by the Company in 2025. The net proceeds were $11,248,000 from the public offering financing closed in July 2025 and $23,586,000 from the private placement closed in August 2025.

In CAD	Intended Use of Proceeds	Actual Use of Proceeds as of June 30, 2026	Variance	Explanation
Total Net Proceeds	$ 34,834,000
				Company intends to use proceeds for future project work plans and working capital costs for the remainder of 2026
Expected Allocation of Proceeds
Continued exploration and advancement of Springpole & Birch-Uchi	16,555,660	14,725,296	1,830,363
Continued exploration and advancement of Duparquet	11,962,676	6,913,270	5,049,406
Working Capital & Corporate costs	6,315,664	6,315,664	-
Total	$ 34,834,000	$ 27,954,230	$ 6,879,770

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition, net of transaction costs in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in Financial Statements, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

Risks Related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities in other mineral exploration related companies. Given the current holdings, the exposure risk is not significant.

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

If the fair value of our investments in equity instruments designated as fair value through other comprehensive income had been 10% higher or lower as at June 30, 2026, other comprehensive loss for the six months ended June 30, 2026, would have decreased or increased, respectively, by $324,000 (December 31, 2025 - $201,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at June 30, 2026, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

(in $000s)	June 30, 2026
Cash, cash equivalents	$8,373
Net exposure	$8,373
Effect of +/- 10% change in currency	$837

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity Price Risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and geopolitical and economic conditions. The financial instruments impacted by commodity prices are the Silver Stream derivative liability. The Company’s net loss sensitivity changes in commodity price risk would have increased or decreased by approximately $11.9 million if the commodity price had been 10% higher or lower as at June 30, 2026.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short-term investments to be immaterial as cash and cash equivalents and short-term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at June 30, 2026, based on the undiscounted contractual cash flows. As at June 30, 2026, the Company had cash and cash equivalents of $37,296,000 (December 31, 2025 - $43,346,000) (please refer to the section in this MD&A titled “Trends in Liquidity, Working Capital, and Capital Resources”).

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers.

Key management of the Company includes the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the periods ended June 30, 2026 and 2025 is as follows:

	QTD Jun 30,		YTD Jun 30,
in $000s):	2026	2025	2026	2025
Directors’ fees	103	97	182	172
Salaries and consultants’ fees	401	825	868	1,427
Share-based payments (non-cash)	584	453	1,297	1,020
Total	1,088	1,375	2,347	2,619

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities based on the undiscounted contractual cash flows as at June 30, 2026 are summarized as follows. For further information regarding flow-through expenditure commitments, please refer to the Material Canadian Gold Projects section above:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years
Accounts payable and accrued liabilities	$13,654	$13,654	$13,654	$-	$-
Lease liability	137	148	93	55	-
Property consideration payable	7,105	7,105	7,105	-	-
Total	$20,896	$20,907	$20,852	$55	$0

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICIES

The Company’s material accounting policies are in accordance with IFRS Accounting Standards and are disclosed in Financial Statements.

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

SIGNIFICANT ACCOUNTING JUDGEMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The Company’s significant accounting judgements and sources of estimation uncertainty are disclosed in the notes to the Financial Statements.

NEW ACCOUNTING STANDARDS ISSUED

The Company adopted the Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) effective January 1, 2026. Following assessment, the optional exception for derecognition of financial liabilities settled via electronic payment systems (where criteria are met) has been incorporated into the Company's ongoing accounting policies, with no material impact on the condensed interim financial statements.

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the International Accounting Standards Board (“IASB”), and we are currently assessing the impact on our consolidated financial statements.

•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period, and none are expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2025 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca. and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had the following outstanding securities.

MD&A Date
Common Shares	1,408,842,429
Warrants	148,383,157
Stock Options	64,677,500
Restricted Share Units	13,223,322
Performance Share Units	12,600,000
Deferred Share Units	1,999,000

Page 22

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2026, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company’s internal control is effective. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. There have been no significant changes in our internal controls during the six months ended June 30, 2026, that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 30, 2026. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2026 by continuing exploration programs and project derisking coupled with mining scenario optimization studies; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, Final EIS/EA approval for the Springpole Gold Project and the expected timing of such Final EIS/EA approval; statements regarding achieving a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s third annual ESG report that was published in June 2024.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2025, and other continuous disclosure documents filed from time to time via SEDAR+ with the applicable Canadian securities regulators. Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, effectiveness of environmental mitigations including pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; and title to properties.  The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three and six months ended June 30, 2026

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this MD&A has been prepared in accordance with the requirements of United States securities laws as it allows for MJDS filers to use Canadian requirements and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Page 25